575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

August 27, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form N-1A Filing for IndexIQ Trust Registration Nos.: 333-149351 and 811-22185

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 4 (the “Amendment”) under Investment Company Act of 1940 (the “1940 Act”) and Amendment No. 6 under the Securities Act of 1933 (the “1933 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the Trust and the shares of the IQ ALPHA Hedge Strategy Fund, which is a series of the Trust (the “Fund”), under the 1933 Act and the 1940 Act. Blacklined copies of the Amendment that have been marked to show changes to the Post-Effective Amendment No. 3 under the 1940 Act and Amendment No. 5 under the 1933 Act to the Registration Statement filed on June 28, 2010 are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

     With respect to Staff’s comments delivered telephonically by Mr. John M. Ganley in communications occurring on August 13, 2010 and August 25, 2010, we offer the following responses (the headings below corresponding to a summary of the comments provided):

Prospectus

Cover Page

1.      Please consider the necessity of the disclosure legend relating to bank-deposits.

     The disclosure legend relating to bank-deposits has been amended to remove a portion of the disclosure legend. The cover page continues to contain the banner-style disclaimer that the Fund is “Not FDIC-Insured – May Lose Value – No Bank Guarantee.” This disclosure is required under FINRA Rule 2350, subsection (c)(4) for certain sales literature provided by FINRA members on the premises of a financial institution where retail deposits are taken. Although the Trust and its investment advisor, IndexIQ Advisors LLC (the “Advisor”), are not financial institutions as defined by Rule 2350, to the extent that Rule 2350 may apply to sales efforts conducted with respect to the Fund, such disclosure would be required by FINRA.

Securities and Exchange Commission
August 27, 2010

2.      To the extent a summary prospectus is used, please provide the required legends for the cover page of such summary prospectus in a Rule 497(k) filing.

     To the extent the Fund utilizes a summary prospectus to meet prospectus delivery requirements, the Fund will file such summary prospectus under Rule 497(k) under the 1940 Act, which summary prospectus will include all required legends.

Investment Objective

3.      Please include the investment objective of the Underlying Index in the description of the investment objective of the Fund.

     Disclosure regarding the investment objective of the Underlying Index has been included.

Fees and Expenses of the Fund

4.      Please amend the disclosure in footnote (a) and move such disclosure to a parenthetical note to the Redemption Fee line item.

     The disclosure has been revised accordingly.

5.      Please amend the disclosure in footnote (b) relating to Acquired Fund Fees & Expenses to include certain additional language as permitted by Form N-1A.

     The footnote disclosure relating to relating to Acquired Fund Fees & Expenses has been amended to include certain additional language as permitted by Form N-1A.

6.      Please amend the disclosure in footnote (c) relating to the Expense Limitation Agreement to reflect that the Expense Limitation Agreement has been extended to a period ending not less than 12 months after the effective date of the Amendment.

     The footnote disclosure relating to the expiration date of the Expense Limitation Agreement between the Advisor and the Fund has been amended to reflect a recent extension of its term.

Principal Investment Strategies

7.      Please consider revising disclosure relating to derivative use in accordance with the letter dated July 30, 2010 from Barry D. Miller of the Office of Legal and Disclosure of the Commission to the Investment Company Institute.

     Disclosure relating to derivatives use and the risks related to the use thereof has been amended consistent with the referenced letter.

Securities and Exchange Commission
August 27, 2010

8.      Please consider whether the possible concentration by the Fund in the securities of a single issuer constitutes, and be disclosed as, a principal strategy of the Fund.

     The Advisor has informed us that concentration in any single issuer does not constitute a principal strategy of the Fund. Consequently, disclosure relating to the Fund’s concentration in the securities of a particular issuer is not required in the discussion of principal strategies. Such concentration, to the extent it occurs, is the result of monthly rules-based allocations of a dynamic Fund portfolio that seeks to track the Underlying Index. The actual composition of the Fund’s portfolio holdings changes every month and allocations to individual issues may vary significantly in any given month.

     The Fund currently discloses in the body of its prospectus any concentration of 25 percent or more of the Fund’s assets in the securities of a single issuer, which concentration may occur pursuant to the monthly rules-based allocation. The Fund undertakes to promptly update the prospectus to the extent that any such concentration arises or ceases to exist.

Principal Risks

9.      Please consider the disclosure included in Principal Risks and whether any such risks should be considered Additional Risks of the Fund.

     Disclosure relating to Principal Risks and Additional Risks of the Fund has been amended such that only principal risks of the Fund are listed in the description of Principal Risks.

Performance Information

10.      Please delete the word “necessarily” in the narrative introducing the Fund’s performance information.

     The requested deletion has been made.

11.      Please expand the disclosure introducing the Fund’s performance information to explain the inclusion of the S&P 500 Index and the HFRX Global Hedge Fund Index. Additionally, please list such indexes prior to the Fund’s underlying index in the performance information table.

     Narrative disclosure relating to the S&P 500 Index and the HFRX Global Hedge Fund Index has been included in the prospectus, which indexes are now listed before the Fund’s underlying index in the performance information table.

     All Fund, Investment Advisor and other Fund service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

     Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Securities and Exchange Commission
August 27, 2010

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel
Mr. Adam S. Patti
Mr. David Fogel
Ms. Reena Aggarwal
Mr. Gene Chao
Mr. Gregory Xethalis